Exhibit 99.1

AMTD IDEA Earmarks 70% of the Share Repurchase Program’s Total Approved Amount in October and November, 2023

10/25/2023 9:26 AM ET

PARIS & NEW YORK & SINGAPORE—(BUSINESS WIRE)— AMTD IDEA Group (“AMTD IDEA” or “Company”, NYSE: AMTD; SGX: HKB), announced yesterday that the Company’s board of directors has authorized an extension of the existing share repurchase authority under the share repurchase program (the “Program”) previously announced on August 22, 2023 and updated on September 22, 2023, to cover a longer period until the end of the last business day of the first quarter in 2024, U.S. Eastern Time.

Out of the Program, the board of directors further approved to set forth and earmark 70% of the Program’s total approved amount for the months of October and November, 2023.

About AMTD IDEA Group

AMTD IDEA Group, formerly known as AMTD International Inc. (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global capital markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles as well as hospitality and VIP services. Through our unique eco-system—the “AMTD SpiderNet”—AMTD IDEA Group is uniquely positioned as an active superconnector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at @AMTDGroup.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group with the SEC. All information provided in this press release is as of the date of this press release, and AMTD IDEA Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

IR Office

AMTD IDEA Group

ir@amtdinc.com

Source: AMTD IDEA Group